Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated September 12, 2011, with respect to the statement of assets acquired and liabilities assumed of the Toledo Refinery as of December 31, 2010 and the related statements of revenues and direct expenses for each of the two years in the period ended December 31, 2010, in the Registration Statement (Form S-4) and related Prospectus of PBF Holding Company LLC and PBF Finance Corporation for the registration of $650 million principal amount of 8.25% Senior Notes Due 2020.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

January 11, 2013